LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

January 15, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated January 15, 2004

- **Legacy Hotels Real Estate Investment Trust Appoints Robert Putman as Vice President and CFO**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 1/20

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST APPOINTS ROBERT PUTMAN AS VICE PRESIDENT AND CFO

TORONTO, January 15, 2004 – Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced the appointment of Robert M. Putman as Vice President and Chief Financial Officer effective immediately.

"Following an extensive executive search, I am very pleased to have Robert joining our team," said Neil Labatte, Legacy's President and Chief Executive Officer. "Robert brings over 15 years of senior financial experience to this position. His expertise in real estate finance will be a tremendous asset to Legacy."

Mr. Putman most recently served as Vice President, Corporate Finance & Treasurer for Borealis Capital Corporation. Previously, he spent 11 years at Oxford Properties Group in several progressive positions, including Vice President, Finance. Mr. Putman received a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant.

About Legacy Hotels Real Estate Investment Trust

Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contacts: Chantal Nappert
Investor Relations
Tel: 416.874.2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca